# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hall of Fame Resort & Entertainment Co, CIK 0001708176
CUSIP: 40619L102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001685448
Persons authorized to receive notices and communications: Rick Miller, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600; Amy Wilson, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600; Bryan Cave Leighton Paisner, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600

## Reporting persons
- IRG Canton Village Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 840,168; sole dispositive power 0; shared dispositive power 840,168; aggregate amount beneficially owned 840,168 (12.3% of the class); the aggregate amount excludes certain shares
- IRG Canton Village Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 840,168; sole dispositive power 0; shared dispositive power 840,168; aggregate amount beneficially owned 840,168 (12.3% of the class); the aggregate amount excludes certain shares
- American Capital Center, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,521; sole dispositive power 0; shared dispositive power 18,521; aggregate amount beneficially owned 18,521 (0.3% of the class); the aggregate amount excludes certain shares
- CH Capital Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,380,981; sole dispositive power 0; shared dispositive power 12,380,981; aggregate amount beneficially owned 12,380,981 (67.6% of the class); the aggregate amount excludes certain shares
- IRG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 477,165; sole dispositive power 0; shared dispositive power 477,165; aggregate amount beneficially owned 477,165 (6.7% of the class); the aggregate amount excludes certain shares
- Midwest Lender Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 421,796; sole dispositive power 0; shared dispositive power 421,796; aggregate amount beneficially owned 421,796 (5.9% of the class); the aggregate amount excludes certain shares
- Stuart Lichter (CIK 0001685448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,152,264; sole dispositive power 0; shared dispositive power 14,152,264; aggregate amount beneficially owned 14,152,264 (73.1% of the class); the aggregate amount excludes certain shares
  Comment: (1) Percentage based on 6,698,645 shares of Common Stock issued and outstanding as of March 21, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 26, 2025. Information regarding shares of Common Stock issuable in respect of convertible debt and warrants based on information reported by the Issuer, including interest accruals and principal balance of convertible debt with interest paid in kind.
  
  (2) Each of IRG Canton Village Member, LLC ("IRG Canton Village Member") and IRG Canton Village Manager, LLC ("IRG Canton Village Manager") may be deemed to beneficially own 683,083 shares of Common Stock held by HOF Village, LLC through the IRG Canton Village Member's indirect (approximately 74.9%) ownership interest therein and IRG Canton Village Manager's role as manager of IRG Canton Village Member. For similar reasons, each may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The warrants are exercisable within 60 days. Each of IRG Canton Village Member and IRG Canton Village Manager disclaims beneficial ownership of all shares held by HOF Village, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating their percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series A warrants.
  
  (3) American Capital Center, LLC beneficially owns 18,521 shares of the Issuer's Common Stock.
  
  (4) CH Capital Lending, LLC ("CH Capital") beneficially owns (a) 751,168 shares of Common Stock, (b) 94,743 shares of Common Stock issuable upon conversion of a $14,388,042 principal amount (as of March 31, 2025) convertible note (the "Convertible Note") with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (c) 455,867 shares of Common Stock issuable upon the exercise of Series C warrants with an exercise price of $12.77 per share, (d) 111,321 shares of Common Stock issuable upon the exercise of Series D warrants with an exercise price of $12.77 per share, (e) 45,419 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share, (f) 521,493 shares of Common Stock issuable upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (g) 4,676,757 shares of Common Stock issuable upon conversion of $17,023,398 principal amount (as of March 31, 2025) under the Third Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated March 17, 2023, as amended (the "2020 Term Loan Note") with a conversion price of $3.64 per share, (h) 3,275,040 shares of Common Stock issuable upon conversion of $11,921,148 principal amount (as of March 31, 2025) under the First Amended and Restated Promissory Note, dated December 8, 2023 (the "2022 Term Loan Note") with a conversion price of $3.64 per share, (i) 1,077,233 shares of Common Stock issuable upon conversion of a $13,756,271 principal amount (as of March 31, 2025) under the Business Loan Agreement, dated June 16, 2022, as amended (the "Bridge Loan") with a conversion price of $12.77 per share, (j) 933,434 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,919,960 (as of March 31, 2025) with a conversion price of $12.77 per share (the "Hotel II Note"), and (k) 438,506 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,599,731 (as of March 31, 2025) with a conversion price of $12.77 per share (the "Split Note") . The convertible note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, Series D and Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the warrants and the conversion of the Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note.
  
  (5) IRG, LLC ("IRG") beneficially owns (a) 15,950 shares of the Issuer's Common Stock, (b) 438,506 shares of Common Stock issuable upon the conversion of $5,599,731 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, and (c) 22,709 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share. The convertible note and the Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series E warrants and the conversion of the convertible promissory note.
  
  (6) Midwest Lender Fund, LLC ("MLF") beneficially owns (a) 5,681 shares of the Issuer's Common Stock, (b) 5,677 shares of the Common Stock issuable upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (c) 410,438 shares of Common Stock issuable upon the conversion of $5,241,300 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series G warrants and the conversion of the convertible promissory note.
  
  (7) Mr. Lichter beneficially owns 9,090 shares of Common Stock and 4,543 shares of Common Stock issuable upon the exercise of Series B warrants with an exercise price of $30.81 per share. The Series B warrants are exercisable within 60 days. Mr. Lichter may be deemed to beneficially own (a) through his indirect ownership of membership interests in IRG, (i) 15,950 shares of Common Stock held by IRG, (ii) 22,709 shares of Common Stock issuable to IRG upon the exercise of Series E warrants with an exercise price of $12.77 per share and (iii) 438,506 shares of Common Stock issuable to IRG upon the conversion of $5,599,731 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, (b) through his beneficial ownership of membership interests in MLF, (i) 5,681 shares of Common Stock, (ii) 5,677 shares of Common Stock issuable to MLF upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (iii) 410,438 shares of Common Stock issuable to MLF upon the conversion of $5,241,300 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, (c) through his indirect ownership of membership interests in CH Capital, (i) 751,168 shares of Common Stock (ii) 455,867 shares of Common Stock issuable to CH Capital upon the exercise of Series C warrants with an exercise price of $12.77 per share, (iii) 111,321 shares of Common Stock issuable to CH Capital upon the exercise of Series D warrants with an exercise price of $12.77 per share, (iv) 45,419 shares of Common Stock issuable to CH Capital upon the exercise of Series E warrants with an exercise price of $12.77 per share, (v) 521,493 shares of Common Stock issuable to CH Capital upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (vi) 4,676,757 shares of Common Stock issuable to CH Capital upon conversion of a $17,023,398 principal amount (as of March 31, 2025) pursuant to the 2020 Term Loan Note with a conversion price of $3.64 per share, (vii) 3,275,040 shares of Common Stock issuable to CH Capital upon conversion of a $11,921,148 principal amount (as of March 31, 2025) pursuant to the 2022 Term Loan Note with a conversion price of $3.64 per share, (viii) 1,077,233 shares of Common Stock issuable to CH Capital upon conversion of a $13,756,271 principal amount (as of March 31, 2025) under the Bridge Loan with a conversion price of $12.77 per share, (ix) 94,743 shares of Common Stock issuable to CH Capital upon the conversion of a $14,388,042 principal amount (as of March 31, 2025) pursuant to the Convertible Note with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (x) 933,434 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,919,960 (as of March 31, 2025) under the Hotel II Note with a conversion price of $12.77 per share and (xi) 438,506 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,599,731 (as of March 31, 2025) under the Split Note with a conversion price of $12.77 per share (d) 18,521 shares of Common Stock through his indirect control over American Capital Center, LLC. The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, D and E warrants are exercisable within 60 days. Mr. Lichter may also be deemed to beneficially own 683,083 shares of Common Stock through his indirect ownership interest in IRG Canton Village Member, which in turn owns approximately a 74.9% interest in HOF Village, LLC. HOF Village, LLC owns 683,083 shares of Common Stock. He may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The Series A warrants are exercisable within 60 days. Mr. Lichter disclaims beneficial ownership of all shares held by IRG Canton Village Member, IRG Canton Village Manager, CH Capital, IRG, MLF, and American Capital Center, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating his percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise and/or conversion of (a) the Series B warrants to Mr. Lichter, (b) the Series C, Series D and Series E warrants to CH Capital, (c) the Series C Preferred Stock to CH Capital, (d) the Convertible Note, 2020 Term Loan Note, 2022 Term Loan Note, Bridge Loan, Hotel II Note and Split Note to CH Capital, (e) the Series G warrants to MLF, (f) the convertible promissory note to MLF (g) the Series A warrants to HOF Village, LLC, and (h) the convertible promissory note to IRG.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Hall of Fame Resort & Entertainment Co
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Comment: This Amendment No. 6 (this "Amendment No. 6") relates to the Common Stock, par value $0.0001 per share (the "Company Common Stock"), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on May 2, 2024 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2024 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 26, 2025 ("Amendment No. 5", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"). This Amendment No. 6 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate the following: The description of the Transaction set forth and defined in Item 4 of this Amendment No. 6 is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash consideration payable pursuant to the Merger Agreement (as defined below) will be obtained through Reporting Persons' existing resources, including cash on hand and the financing described under Item 4--Conditions to the Merger below. The closing of the Transaction is also subject to various financing related conditions described in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate the following:

Agreement and Plan of Merger

On May 7, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with HOFV Holdings, LLC, a Delaware limited liability company ("Parent"), Omaha Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub", and together with Parent, the "Buyer Parties"), and, solely as guarantor of certain of Parent's obligations under the Merger Agreement, CH Capital Lending, LLC, a Delaware limited liability company ("Guarantor" or "CHCL"). Parent is a wholly owned subsidiary of CHCL.

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (a) Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"), (b) each issued and outstanding share of Company Common Stock as of immediately prior to the Effective Time (other than Owned Company Shares (as defined below) or dissenting shares) will be converted into the right to receive $0.90 in cash without interest and subject to applicable withholding (the "Merger Consideration"), (c) each share of Company Common Stock held in the treasury of the Issuer, any shares of Company Common Stock owned by the Buyer Parties, and any shares of Company Common Stock owned by affiliates of the Buyer Parties immediately prior to the Effective Time (collectively, "Owned Company Shares") will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid therefor, (d) each share of 7.00% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of the Issuer and each share of 7.00% Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer immediately prior to the Effective Time will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid therefor, and (e) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, which will thereafter represent the ownership of shares of common stock of the Surviving Corporation.

The Merger Agreement and the other transactions contemplated thereby (the "Transaction") were approved by the Issuer's Board of Directors (the "Issuer Board") based upon the unanimous recommendation of a special committee thereof consisting only of independent and disinterested directors. Subject to the terms of the Merger Agreement, the Issuer Board resolved to recommend that the Issuer's stockholders vote in favor of adoption of the Merger Agreement and approval of the Merger.

Treatment of Company Restricted Stock Unit Awards

Each outstanding award of restricted stock units covering shares of Company Common Stock that is governed under any Company Equity Plan (as defined by the Merger Agreement) ("Company RSUs") will be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding, equal to the product obtained by multiplying (a) the number of shares of Company Common Stock subject to such Company RSUs by (b) the Merger Consideration.

Treatment of Warrants

Each Series A Warrant and Series B Warrant to purchase shares of Company Common Stock (each, a "Public Warrant") that is outstanding and unexercised immediately prior to the Effective Time will, in accordance with its terms and by virtue of the Merger, automatically and without any action of the part of Parent, Merger Sub, the Issuer or the holder thereof, cease to represent a Public Warrant exercisable for Company Common Stock and will become a Public Warrant exercisable for the Merger Consideration that such holder would have received if such holder had exercised its Public Warrants immediately prior to the Effective Time (the "Warrant Payment"); provided that if a holder of a Series A Warrant that is outstanding and unexercised as of immediately prior to the Effective Time properly exercises such Series A Warrant within 30 days following the public disclosure of the consummation of the Merger, the exercise price with respect to such exercise will be treated in accordance with the terms of Section 4.4 of the Warrant Agreement, dated as of January 24, 2018, governing the Series A Warrants; and provided, further, that, in connection with the Merger, the Surviving Corporation will, at the option of a holder of a Series B Warrant, exercisable at any time concurrently with, or within 30 days after, the consummation of the Merger (or, if later, the date of the public announcement of the Merger), purchase the Series B Warrant from such holder by paying to such holder an amount of cash equal to the Black Scholes Value (as defined in the Series B Warrant) of the remaining unexercised portion of the Series B Warrant on the date of the consummation of the Merger. We note the Series A Warrants expire on July 1, 2025

Each Private Warrant and Series X Warrant (in each case, as defined by the Merger Agreement), other than warrants owned by any affiliate of the Buyer Parties (which will be cancelled and extinguished without any consideration paid therefor) that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of Parent, Merger Sub, the Issuer or the holder thereof, cease to represent a Private Warrant or Series X Warrant, as applicable, exercisable for Company Common Stock and shall become a warrant exercisable for the Merger Consideration that such holder would have received if such holder had exercised its Private Warrants or Series X Warrants, as applicable, immediately prior to the Effective Time. The Merger Agreement provides holders of such warrants exercisable for the Merger Consideration will have 30 days following public disclosure of the consummation of the Merger to exercise such warrants and receive the Merger Consideration.

Conditions to the Merger

The completion of the Merger is subject to the satisfaction or waiver of certain customary mutual closing conditions, including (a) the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding Company Common Stock (the "Requisite Stockholder Approval") and (b) the absence of any law, order (whether temporary, preliminary or permanent) or other action that is in effect by a governmental authority making illegal, restraining, enjoining or otherwise prohibiting or preventing the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned on the other party's representations and warranties being true and correct (subject to certain customary materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. The obligation of the Buyer Parties to consummate the Merger is additionally conditioned on (1) no material adverse effect on the Issuer having occurred since the execution of the Merger Agreement, (2) the Buyer Parties shall have received a certificate of the Issuer, validly executed by a duly authorized executive officer of the Issuer, certifying that certain conditions of the Merger Agreement have been satisfied, (3) Parent (or any direct or indirect affiliate thereof) shall have received financing ("Parent Acquisition Financing") in an aggregate amount of not less than $20 million, (4) consummation of the Lease Restructuring (defined in Item 8.01 below), (5) consummation of additional project level financing in an aggregate amount not less than $125 million, (6) Parent shall have received certain scheduled third-party consents, including certain consents on terms at the discretion of Parent, (7) Parent shall have received resignation letters executed by each director and officer of the Issuer and its subsidiaries requested by Parent, which resignations shall be effective at the Effective Time, (8) Parent shall have received executed termination agreements for certain scheduled related-party contracts and (9) no Insolvency Event (as defined in the Merger Agreement) shall have occurred following the execution of the Merger Agreement.

Termination

The Merger Agreement contains termination rights for each of the Issuer and Parent, including, among others, (a) if the consummation of the Merger does not occur on or before October 31, 2025 (subject to customary exceptions), (b) if any order prohibiting, making illegal or enjoining the Merger has become final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the Merger that permanently prohibits, makes illegal or enjoins the consummation of the Merger, and (c) if the Requisite Stockholder Approval are not obtained at the meeting of the Issuer's stockholders for purposes of obtaining such Requisite Stockholder Approval. In addition, the Merger Agreement may be terminated, (i) by Parent, if the Issuer has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in a failure of certain conditions to the obligation of Buyer Parties to effect the Merger, (ii) by Parent, if the Board, or a committee thereof, has effected a Issuer Board Recommendation Change (as defined in the Merger Agreement) or the Issuer shall have materially breached any of its obligations relating to not soliciting a an Acquisition Proposal (as defined by the Merger Agreement), (iii) by the Issuer, if any of the Buyer Parties have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in a failure of certain conditions to the obligation of the Issuer to effect the Merger, (iv) by the Issuer, prior to the receipt of the Requisite Stockholder Approval, if the Issuer is authorized to terminate the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal and the Issuer pays a termination fee of $1,000,000 (the "Company Termination Fee") to Parent in accordance with the Merger Agreement, (v) by the Issuer, in the event the cash available to the Issuer or the key employee resources of the Issuer are not reasonably sufficient to continue the business and operations of the Issuer through the Closing Date, and the Issuer Board determines in good that the failure to Wind Down the Issuer would likely be inconsistent with its fiduciary duties (vi) by Parent, if an Insolvency Event occurs, or (vii) by the Issuer, at any time (x) after 120 days from the date of the Merger Agreement (the "Financing Period"), if the Binding Financing Condition (defined in the Merger Agreement) has not been satisfied or (y) upon the occurrence of a Financing Failure Event (defined in the Merger Agreement). The Issuer and Parent may also terminate the Merger Agreement by mutual written consent at any time prior to the Closing.

The Issuer is required to pay Parent the Company Termination Fee in cash on termination of the Merger Agreement under specified circumstances, including, among others, termination by Parent in the event that the Board changes its recommendation in favor of the Merger or termination by the Issuer to enter into a definitive agreement providing for a Superior Proposal. The Merger Agreement also provides that, in certain circumstances, either party may seek to compel the other party to specifically perform its obligations under the Merger Agreement. If the Merger Agreement is terminated in certain circumstances, including after the expiration of the Financing Period, if the Binding Financing Condition has not been satisfied, or upon the occurrence of a Financing Failure Event, in each case if Parent has breached or failed to perform its obligation to use its reasonable efforts to obtain the Parent Acquisition Financing, which breach or failure to perform would result in a failure of certain conditions to the obligation of the Issuer to effect the Merger, Parent would be required to pay the Issuer a termination fee of $1,000,000.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties of the Issuer, Parent and Merger Sub, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Issuer, Parent and Merger Sub, including covenants relating to the Issuer conducting its and its subsidiaries' business in the ordinary course, preserving its business organizations substantially intact, preserving existing material business relationships substantially intact and refraining from taking certain actions without Parent's consent, subject to certain exceptions. The Issuer, Parent and Merger Sub also agreed to use their respective reasonable best efforts to cause the Merger to be consummated.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, the Issuer will be subject to certain restrictions on its ability to solicit certain alternative acquisition proposals from third parties, provide non-public information to third parties and engage in discussions or enter into agreements with third parties regarding certain alternative acquisition proposals, subject to customary exceptions.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.55 hereto and is incorporated by reference herein.

The Merger Agreement and the above description have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about the Issuer, Parent, Merger Sub, or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures. Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer, Parent and Merger Sub and the transactions contemplated by the Merger Agreement that will be contained in or attached as annex to the proxy statement that the Issuer will file in connection with the transactions contemplated by the Merger Agreement, as well as in other filings that the Company will make with the U.S. Securities and Exchange Commission (the "SEC").

Delisting of Shares of Company Common Stock and Series A Warrants.

If the Merger is consummated, the Company Common Stock and Series A Warrants will cease to be quoted on the Nasdaq Capital Market ("Nasdaq") and will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

Voting Agreement

In connection with the execution of the Merger Agreement, on May 7, 2025, the stockholders of the Issuer party thereto (collectively, the "Holders") have entered into a voting agreement (the "Voting Agreement") with Parent, the Issuer, and the other parties thereto. Under the Voting Agreement, the Holders have agreed to vote their shares of Company Common Stock in favor of the adoption of the Merger Agreement and certain other matters, subject to certain terms and conditions contained therein.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.6 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 6 are incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 6,698,645 shares of Common Stock issued and outstanding as of March 21, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 6 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3 above, there have been no transactions effected by any Reporting Person in the shares of the Issuer's Common Stock during the preceding 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following: The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.55 Agreement and Plan of Merger, dated as of 7, 2025, by and among HOFV Holdings, LLC, Omaha Merger Sub, Inc., the Issuer, and CH Capital Lending, LLC (incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K (001-38363), filed with the Commission on May 8, 2025)

Exhibit 99.56 Voting Agreement, dated as of 7, 2025, by and among HOFV Holdings, LLC, Omaha Merger Sub, Inc., the Issuer, and the holders of Company Common Stock signatory thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K (001-38363), filed with the Commission on May 8, 2025)

## Signatures
- IRG Canton Village Manager, LLC: /s/ Stuart Lichter, Stuart Lichter/President (05/12/2025)
- IRG Canton Village Member, LLC: /s/ Stuart Lichter, Stuart Lichter/President (05/12/2025)
- American Capital Center, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (05/12/2025)
- CH Capital Lending, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (05/12/2025)
- IRG, LLC: /s/ Stuart Lichter, Stuart Lichter/President (05/12/2025)
- Midwest Lender Fund, LLC: /s/ Stuart Lichter, Stuart Lichter/President (05/12/2025)
- Stuart Lichter: /s/ Stuart Lichter, Stuart Lichter, an individual (05/12/2025)